NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

March 23, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Thomas Jones

Erin Purnell

Re:	Thunder Bridge II Surviving Pubco, Inc.

Form S-4 filed January 25, 2021

File No. 333-252374

Dear Mr. Jones and Ms. Purnell:

On behalf of Thunder Bridge II Surviving Pubco, Inc. (the “Company”), we are hereby responding to the letter dated February 19, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4 filed on January 25, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

March 23, 2021

Cover Page

1.	We note that your cover page is three pages long. Please revise to limit your cover page in accordance with Item 501(b) of Regulation S-K.

Response:

We have revised the cover page of the Amended Registration Statement as requested.

2.	We note your disclosure on pages 51-52 regarding the planned change to provisions that will have anti-takeover effects, such as a classified board of directors with three-year staggered terms and your disclosure on pages 52-53 about the planned change to the exclusive forum provision. Please tell us why you have not presented the planned changes as proposals to be voted upon by shareholders.

Response:

We have revised the disclosure on page 53 of the Amended Registration Statement to clarify that certain of the listed provisions are not different than our existing organizational documents, and therefore are not changes that need to be disclosed in the proposal to be voted upon by the stockholders. We have revised our disclosure, including beginning on pages 15 and 144 of the Amended Registration Statement, to add proposals to vote on changes to our charter.

Merger Subs, page 8

3.	Please provide the percentage that the company will hold of ADK Merger Sub in a pre-effective amendment. In addition, please fill in other missing information throughout the proxy statement/prospectus to the extent that it is known. For example, on page 154, please provide the per-share distribution amount, and on 180, please provide the share prices of the securities on the last trading day before the announcement of the MTA.

Response:

We have revised the disclosure on page 8 of the Amended Registration Statement as requested. We have also revised the disclosure throughout the Amended Registration Statement, including on pages 159 and 185, to update information to the extent that it is known, as requested.

Summary of the Proxy Statement/Prospectus, page 8

4.	We note your disclosure on page 46 with respect to the securities held by your officers, directors and sponsor as well as the private placement warrants issued to your sponsor. Please revise the disclosure on page 46 to quantify the return they will receive on their initial investment. In addition, provide similar disclosure in the Summary beginning on page 8 and in the Q&A beginning on page 22 about the return they will receive on their initial investment, including the price paid to acquire those securities and the current value as of the most recent practicable date. Include the PIPE investors in your discussion. Refer to CF Disclosure Guidance Topic No. 11 on Special Purpose Acquisition Companies.

Response:

We have revised the disclosure in the Amended Registration Statement on pages 8, 14, 31, 34, 48, 157 as requested.

March 23, 2021

5.	We note your disclosure on page 47 that your sponsor, directors and officers, and their respective affiliates have incurred significant out-of-pocket expenses incurred in connection with performing due diligence on suitable targets for business combinations and the negotiation of the business combination. Please revise the disclosure on page 47 to quantify, if material, the out-of-pocket expenses and provide similar disclosure in the Summary beginning on page 8 and in the Q&A beginning on page 22. Refer to CF Disclosure Guidance Topic No. 11 on Special Purpose Acquisition Companies.

Response:

We have revised our disclosure on page 49 to remove reference to expenses incurred by our sponsor, directors and officers, and their respective affiliates.

Because Thunder Bridge II is incorporated under the laws of the Cayman Islands, page 49

6.	We note disclosure on page 50 that Thunder Bridge II has been advised by its Cayman Islands legal counsel. If your disclosure is based upon an opinion of counsel, name counsel in the prospectus and file as an exhibit to the registration statement a signed consent of counsel to the use of its name and opinion.

Response:

We have modified our disclosure on page 51 of the Amended Registration Statement to remove reference to advice of Cayman Islands legal counsel.

Related Agreements, page 102

7.	Please file as exhibits the Amended Operating Agreement, the Exchange Agreement and the Subscription Agreement mentioned on pages 102, 103 and 107, respectively.

Response:

The Amended Operating Agreement was filed as exhibit 10.16 to the Registration Statement; the Exchange Agreement was filed as exhibit 10.11 of the Registration Statement; and the Subscription Agreement has been filed as exhibit 10.18 to the Amended Registration Statement as requested.

Management's Discussion and Analysis of Financial Condition and Results of Operations of indie Overview, page 195

8.	We note disclosure on page 196 that indie has incurred significant operating losses since inception, and that they will need substantial additional funding to support continuing operations. We note also that indie's independent auditor raised substantial doubt about the company's ability to continue as a going concern. Please revise to disclose the going concern opinion on the cover page and in the summary. Please also include risk factor disclosure regarding the going concern opinion and the company's losses since inception.

Response:

We have revised the Amended Registration Statement on the cover page and pages 18-19 and 59, as requested.

Results of Operations, page 199

9.	We note your risk factor on page 65 that fluctuations in foreign exchange rates against the U.S. dollar could result in changes in reported revenues and operating results due to the foreign exchange impact of translating these transactions into U.S. dollars. Please enhance your discussion of results of operations to separately quantify for each period presented the amount of the change in revenues and expenses that is due to foreign currency translations.

Response:

We have revised the risk factor on page 67 of the Amended Registration Statement. The impact of foreign currency exchange rates on our revenues and operating results is de minimus for the periods presented. We will continue to monitor the impact of transactions in foreign currencies on our results of operations and adjust our disclosures as appropriate.

March 23, 2021

Liquidity and Capital Resources, page 201

10.	Please enhance your disclosure to provide a more robust discussion of changes in operating cash flows for each of the periods presented. Your revised discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, your revised discussions should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Please refer to the SEC Interpretive Release No. 33-8350.

Response:

We have revised our disclosure beginning on page 206 of the Amended Registration Statement as requested.

Executive Compensation of indie, page 207

11.	Please revise your disclosure in this section to include your most recently completed fiscal year.

Response:

We have revised the disclosure beginning on page 211 of the Amended Registration Statement as requested.

Financial Statements of Thunder Bridge Acquisition II, Ltd.

Note 6 - Commitments

Registration Rights, page F-13

12.	Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Response:

There are no cash penalties under the registration rights agreement, or any other additional penalties resulting from delays in registering the common stock.

Financial Statements of Ay Dee Kay, LLC, d/b/a indie Semiconductor, page F-30

13.	Please provide updated financial statements and related disclosures throughout the filing. See Rule 8-08 of Regulation S-X for further information.

Response:

The disclosure throughout the Amended Registration Statement has been updated as requested.

March 23, 2021

Consolidated Statements of Comprehensive Loss, page F-33

14.	Please revise your presentation here and on page F-63 to separately disclose comprehensive loss attributable to Ay Dee Kay, LLC and comprehensive loss attributable to noncontrolling interest. Refer to ASC 220-10-45-5 and ASC 810-10-50-1A(a).

Response:

We have revised the disclosure on page F-25 of the Amended Registration Statement as requested.

Consolidated Statements of Cash Flows, page F-35

15.	Please breakout for each period presented, the other current and long-term assets and liabilities line item in the cash used in operating activities sections into smaller components having more descriptive titles. Netting of dissimilar gains and losses is not generally appropriate. Netting of cash flows related to asset balances with cash flows related to liability balances is also not generally appropriate.

Response:

We have revised the Consolidated Statements of Cash Flows on page F-27 to separate other current and long-term assets from other current and long-term liabilities in separate line items as requested. We note and agree with your comment regarding netting of dissimilar gains and losses and netting changes in asset and liability balances not generally being appropriate. Although we have netted certain immaterial changes in balance sheet accounts in the other current and long-term asset and liability line items, if such balances ever become material in the future, we will segregate them and disclose them as separate line items in the Consolidated Statement of Cash Flows.

Summary of Significant Accounting Policies Revenue, page F-40

16.	You disclose that you provide an assurance-type warranty and also offer an extended limited warranty to customers for certain products under limited circumstances. As such, please enhance your disclosure to present a summary of the warranty liability activity for each period presented in accordance with ASC 460-10-50-8.

Response:

We have added the requested disclosure beginning on page F-41 of the Amended Registration Statement.

March 23, 2021

Revenue, page F-52

17.	You disclose on page F-53 that deferred revenue increased $1.0 million from January 1, 2019 to December 31, 2019 due to the timing of payments received from customers. Please revise your disclosure to address the fact that deferred revenue actually decreased $1.0 million from January 1, 2019 to December 31, 2019.

Response:

We have revised the disclosure on page F-50 of the Amended Registration Statement as requested.

2) Summary of Significant Accounting Policies Goodwill, page F-69

18.	You disclose that a quantitative goodwill impairment test is not necessary if the assessment of all relevant qualitative factors indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount; however, you also disclose that you will perform a quantitative goodwill impairment test if the assessment of all relevant qualitative factors indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Please revise your disclosure to address this apparent discrepancy.

Response:

We have revised the disclosure on page F-35 of the Amended Registration Statement as requested.

Signatures, page II-5

19.	Please revise to indicate below the second paragraph of text who signed in the capacities of principal financial officer, controller or principal accounting officer.

Response:

We have revised the signature page of the Amended Registration Statement as requested.

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March 23, 2021

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2806 or E. Peter Strand at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott
Jonathan H. Talcott

cc:	Thunder Bridge II Surviving Pubco, Inc.

Gary A. Simanson